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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number 000-22235

                           NOTIFICATION OF LATE FILING

 (Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form l0-QSB

[ ] Form N-SAR
       For Period Ended:________________________________________________________
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
       For the Transition Period Ended:_________________________________________
       Read attached instruction sheet before preparing form. Please print or type.
       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
       If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:________________________
________________________________________________________________________________



                                     PART 1
                             REGISTRANT INFORMATION

Full name of registrant          Video Network Communications, Inc.
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Former name if applicable
Objective Communications, Inc.
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Address of principal executive office (Street and number)
50 International Drive
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City, state and zip code         Portsmouth, New Hampshire 03801
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


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     The Registrant is not able to timely complete the preparation of its quarterly financial statements for the quarter ended September 30, 1999, without unreasonable effort or expense. The Registrant will file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, on or before the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Robert H. Emery, Vice President, Finance and Administration             (603)             334-6741
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                        (Name)                                               (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company is currently discussing with its outside independent accountants the appropriate application of generally accepted accounting principles to the timing of the recognition of revenues from a material contract of sale for its video network systems. The resolution of that issue will materially affect the Company's results of operations for the quarter ended September 30, 1999. Accordingly, at this time, the Company is unable to provide a reasonable estimate of its results of operations for the period, or to compare the period to the corresponding period of the prior year.

                       Video Network Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 16, 1999         By:  /s/ Robert H. Emery
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                                      Robert H. Emery
                                      Vice President, Finance and Administration